Exhibit 99.1

Organigram Appoints Vice President of Innovation

MONCTON, New Brunswick--(BUSINESS WIRE)--May 10, 2021--Organigram Holdings Inc. (“Organigram” or the “Company”) (TSX: OGI) (NASDAQ: OGI), the parent company of Organigram Inc., a leading producer of cannabis, is pleased to announce the appointment of Borna Zlamalik as the Company’s Vice President of Innovation. Mr. Zlamalik will assume his new role effective today.

In his new role, Mr. Zlamalik will draw upon his international expertise in cannabis and cannabinoid-based product advancement, commercialization, and pricing strategy to direct consumer product innovation. As the Company’s Vice President, Innovation, Mr. Zlamalik will oversee all R&D and product development. He will also sit as one of Organigram’s representatives on the Steering Committee for the recently announced Center of Excellence.

Mr. Zlamalik is an accomplished consumer packaged goods marketer, most recently serving as Vice President, Marketing & Communications, for The Valens Company. In that role, he focused on recreational, health and wellness, therapeutic and medical product development and brand marketing.

Mr. Zlamalik has also held senior roles as Scientific Regulatory Affairs Director and Director of Global Strategy and Innovation at JT International SA and Head of Marketing at JTI Macdonald Corp. His distinguished career as a senior advertising executive has included supporting the creative success of brands such as BMW Group Canada, Bacardi, Coors Light and Fujifilm, among others.

“As we continue to expand our product portfolio and foster new, industry-leading partnerships, Borna’s focus on growth and innovation, along with his experience with speed to market management, will be a tremendous addition to the Company’s leadership team,” says Peter Amirault, executive chair, Organigram.

Mr. Zlamalik will be based in Ontario but will oversee Organigram’s product innovation efforts across the country. Mr. Zlamalik holds a Bachelor’s degree from Western University.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include:, Organigram Inc., a licensed producer of cannabis and cannabis-derived products in Canada and The Edibles and Infusions Corporation, a cannabis infused soft chew and confectionary manufacturer in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Indi, Bag o’ Buds, SHRED and Trailblazer. Organigram's primary facility is located in Moncton, New Brunswick with a secondary edibles-focused manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For Investor Relations enquiries:

Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca
(416) 704-9057

For Media enquiries:
Marlo Taylor
mtaylor@gagecommunications.ca